UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              Horsehead Holding Corp.
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                                (Name of Issuer)

                                   Common Stock
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                         (Title of Class of Securities)

                                  440694305
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                                 (CUSIP Number)

 Dalal Street, LLC, 1220 Roosevelt, Suite 200, Irvine, CA 92620, 949-453-0609

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   January 21, 2016
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)
|X|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No.   440694305                 13G                      Page 2 of 5 Pages


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     1.   Names of Reporting Persons.
          Dalal Street, LLC
          I.R.S. Identification Nos. of above persons (entities only)
          20-2815874
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     2.   Check  the  Appropriate  Box If a Member of a Group (See Instructions)
          (a) |_|
          (b) |_|
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     3.   SEC Use Only
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     4.   Citizenship or Place of Organization

          Dalal Street, LLC -- California
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                   5.   SOLE VOTING POWER

                        0 shares
                   -------------------------------------------------------------
                   6.   SHARED VOTING POWER
   NUMBER OF
     SHARES             2,549,919 shares
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH     7.   SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH           0 shares
                   -------------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER

                        2,549,919 shares
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     9. Aggregate Amount Beneficially Owned by Each Reporting Person

          Dalal Street, LLC -- 2,549,919 shares
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     10.  Check  if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)|_|
          ----------------------------------------------------------------------

     11. Percent of Class Represented by Amount in Row (9)

          Dalal Street, LLC -- 4.5%
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     12.  Type of Reporting Person (See Instructions)

          Dalal Street, LLC -- 00 (Limited Liability Company)
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
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CUSIP No.   440694305                13G                      Page 3 of 5 Pages

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     1.   Names of Reporting Persons.
          Mohnish Pabrai
          I.R.S. Identification Nos. of above persons (entities only)

          N/A
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     2.   Check  the  Appropriate  Box If a Member of a Group (See Instructions)
          (a) |_|

          (b) |_|

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     3.   SEC Use Only

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     4.   Citizenship or Place of Organization

          Mohnish Pabrai -- United States
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                   5.   SOLE VOTING POWER

                        0 shares

                   -------------------------------------------------------------
                   6.   SHARED VOTING POWER
   NUMBER OF
     SHARES              1,966,835 shares
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH     7.   SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH           0 shares
                   -------------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER

                        1,966,835 shares
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     9. Aggregate Amount Beneficially Owned by Each Reporting Person

          Mohnish Pabrai -- 1,966,835 shares
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     10.  Check  if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)|_|
          ----------------------------------------------------------------------
     11. Percent of Class Represented by Amount in Row (9)

          Mohnish Pabrai -- 3.5%
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     12.  Type of Reporting Person (See Instructions)

          Mohnish Pabrai -- IN
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
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CUSIP No. 440694305                   13G                      Page 4 of 5 Pages


Item 1.

     (a) Name of Issuer:
         Horsehead Holding Corp.

     (b) Address of Issuer's Principal Executive Offices:
         4955 Steubenville Pike, Suite 405
         Pittsburgh, PA 15205

Item 2.

     (a) Name of Person Filing:
         Dalal Street, LLC
         Mohnish Pabrai

     (b) Address of the Principal Office or, if none, residence:
         Dalal Street, LLC
         Mohnish Pabrai
         1220 Roosevelt
         Suite 200
         Irvine, CA 92620

     (c) Citizenship:
         Dalal Street, LLC -- California
         Mohnish Pabrai -- United States

     (d) Title of Class of Securities:
         Common Stock

     (e) CUSIP Number:
         440694305

Item 3. If this statement is filed pursuant to SS.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)     |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e)     |_|  An investment adviser in accordance with S.240.13d-1(b)(1)(ii)
             (E);

     (f) |_| An employee benefit plan or endowment fund in accordance with S.240.13d-1(b)(1)(ii)(F);

     (g)     |_|  A  parent holding company or control person in accordance with
             S. 240.13d-1(b)(1)(ii)(G);

     (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)     |_| Group, in accordance with S.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: Dalal Street, LLC -- 2,549,919
                               Mohnish Pabrai -- 1,966,835

(b) Percent of class: Dalal Street, LLC - 4.5%
                      Mohnish Pabrai -- 3.5%

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CUSIP No. 440694305                   13G                      Page 5 of 5 Pages

(c) Number of shares as to which the person has:

        (i) Sole power to vote or to direct the vote(1) Dalal Street, LLC -- 0
                                             Mohnish Pabrai -- 0

        (ii) Shared power to vote or to direct the vote(1)
                Dalal Street, LLC -- 2,549,919
                Mohnish Pabrai -- 1,966,835

        (iii) Sole power to dispose or to direct the disposition of(1) Dalal Street, LLC -- 0, Mohnish Pabrai -- 0.

        (iv) Shared power to dispose or to direct the disposition of(1) Dalal Street, LLC -- 2,549,919 Mohnish Pabrai -- 1,966,835

(1)Securities reported for Dalal Street, LLC (the "LLC") represent Common Stock beneficially owned and held of record by 3 private funds (Pabrai Investment Fund 2, L.P., Pabrai Investment Fund 3, Ltd. and Pabrai Investment Fund IV, L.P.) managed by the LLC, Mohnish Pabrai and Harina Kapoor JTWROS and 7 managed accounts (Aikyum, Inc., Harina Kapoor IRA, Monsoon Pabrai, Momachi Pabrai,
The Dakshana Foundation, Dhandho Holdings Corporation ("Dhandho") and Stonetrust Commercial Insurance Company (a wholly-owned indirect subsidiary of Dhandho)) managed by Mr. Pabrai. Mr. Pabrai is the managing member of the LLC and the President of Dhandho. The LLC, private funds, managed accounts, Dhandho and Mr. Pabrai (the "Reporting Persons") are each beneficial owners. The Reporting Persons disclaim beneficial ownership, within the meaning of Section 16 of the Exchange Act, or otherwise of such portion of the Common Stock in which the Reporting Persons have no actual pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 8. Identification and Classification of Members of the Group

Item 9. Notice of Dissolution of Group

Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        DALAL STREET, LLC

                                        By: /s/ Mohnish Pabrai
                                        Mohnish Pabrai, Managing Member


                                        MOHNISH PABRAI

                                        By: /s/ Mohnish Pabrai
                                        Mohnish Pabrai, individually